





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | August 31, 2020 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-66178 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Genesis Capital, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3414 Peachtree Road NE, Suite 700
(No. and Street)

| Atlanta | GA | 30326 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jeremy A. Ellis - 404-816-7538
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Aprio, LLP
(Name – *if individual, state last, first, middle name*)

| Five Concourse Parkway, Suite 1000 | Atlanta | GA | 30328 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Jeremy A. Ellis _____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Genesis Capital, LLC _____, as
of December 31 _____, 20 18 _____, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____



Signature

Managing Director

Title

Notary Public

MARY COLLIER
Notary Public, Georgia
Fulton County
My Commission Expires
April 14, 2019

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**GENESIS CAPITAL, LLC**

**FINANCIAL STATEMENTS**
**DECEMBER 31, 2018**

GENESIS CAPITAL, LLC

TABLE OF CONTENTS



Aprio
Passionate for what's next

Advisory Assurance Tax Private Client

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Genesis Capital, LLC

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of Genesis Capital, LLC (the "Company") as of December 31, 2018, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Auditor's Report on Supplemental Information**

The information contained in pages 13 through 14 (the "supplementary information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Aprio, LLP

We have served as the Company's auditor since 2003.

Atlanta, GA

January 31, 2019

GENESIS CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

## ASSETS

**Current assets**

| | | |
|---|---|---:|
| Cash | $ | 6,172,491 |
| Accounts receivable, net of allowance for doubtful accounts of $0 | | 52,760 |
| Prepaid expenses | | 117,958 |
| Total current assets | | 6,343,209 |

**Property and equipment, at cost**

| | |
|---|---:|
| Computers | 102,773 |
| Furniture and fixtures | 80,119 |
| | 182,892 |
| Accumulated depreciation | (182,892) |
| | - |

**Other assets**

| | |
|---|---:|
| Due from related party | 101,000 |
| Deposits | 8,675 |
| Total other assets | 109,675 |

| | | |
|---|---|---:|
| Total assets | $ | 6,452,884 |

## LIABILITIES AND MEMBER'S EQUITY

**Current liabilities**

| | | |
|---|---|---:|
| Accounts payable and accrued expenses | $ | 6,997 |
| Due to 401k | | 24,000 |
| Discretionary bonuses and profit sharing | | 5,571,887 |
| Total current liabilities | | 5,602,884 |

| | |
|---|---:|
| Member's equity | 850,000 |

| | | |
|---|---|---:|
| Total liabilities and member's equity | $ | 6,452,884 |

See accompanying notes to the financial statements

GENESIS CAPITAL, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2018

Revenues

| | | |
|---|---|---|
| Investment banking | $ | 7,848,820 |
| Other income | | 137,231 |
| Total revenues | | 7,986,051 |

Expenses

| | | |
|---|---|---|
| Compensation and benefits | | 6,611,794 |
| Advertising, marketing, and promotions | | 191,384 |
| Occupancy | | 135,897 |
| Computer and database | | 101,685 |
| Compliance | | 46,585 |
| Comunications | | 35,060 |
| Insurance | | 34,453 |
| Professional fees | | 29,229 |
| Taxes | | 29,176 |
| Office supplies and parking | | 14,005 |
| Depreciation | | 3,739 |
| Other expenses | | 3,044 |
| Total expenses | | 7,236,051 |
| | | |
| Net income | $ | 750,000 |

See accompanying notes to the financial statements

# GENESIS CAPITAL, LLC
# STATEMENT OF CHANGES IN MEMBER'S EQUITY
# FOR THE YEAR ENDED DECEMBER 31, 2018

| | Contributed Capital | Member's Equity | Total |
|---|---|---|---|
| Balance, January 1, 2018 | $ 100,000 | $ 199,783 | $ 299,783 |
| Distributions | - | (199,783) | (199,783) |
| Net Income | - | 750,000 | 750,000 |
| Balance, December 31, 2018 | $ 100,000 | $ 750,000 | $ 850,000 |

See accompanying notes to the financial statements

GENESIS CAPITAL, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2018

| | |
|---|---|
| Cash flows from operating activities: | |
| Net income | $ 750,000 |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Depreciation expense | 3,739 |
| Changes in operating assets and liabilities: | |
| Accounts receivable | 14,378 |
| Prepaid expenses | (47,482) |
| Accounts payable and accrued expenses | (40,794) |
| Due to 401k | 6,939 |
| Due from related party | (50,000) |
| Deferred rent | (19,583) |
| Discretionary bonuses and profit sharing | 4,593,388 |
| Total adjustments | 4,460,585 |
| Net cash provided by operating activities | 5,210,585 |
| Cash flows from investing activities: | |
| Purchase of property and equipment | (3,739) |
| Net cash used by investing activities | (3,739) |
| Cash flows from financing activities: | |
| Distributions to member | (199,783) |
| Net cash used by financing activities | (199,783) |
| Net increase in cash | 5,007,063 |
| Cash, beginning of year | 1,165,428 |
| Cash, end of year | $ 6,172,491 |

See accompanying notes to the financial statements

**Note A**
**Summary of Significant Accounting Policies**

Nature of Operations:

Genesis Capital, LLC (the "Company") was formed as G.C. Securities, LLC, a limited liability company in Georgia in September 2003. In November 2009, the Company merged with Genesis Capital, LLC and changed its name to Genesis Capital, LLC. The Company is a registered broker-dealer under the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company provides merger and acquisition advisory services and assists domestic and international companies in analyzing capitalization alternatives and accessing the capital markets for debt, equity and equity-related financing.

The Company does not maintain customer accounts.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Adopted Accounting Guidance:

In May 2014, the FASB issued comprehensive new revenue recognition guidance, ASU No. 2014-09, revenue from contracts with customers (Topic 606). The guidance requires a company to recognize revenue when it transfers promised services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those services and requires enhanced disclosures. The guidance also changes the accounting for certain contract costs, including whether they may be offset against revenue in the statements of operations. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

On July 9, 2015, the FASB approved the deferral of the effective date of the new revenue guidance by one year to annual reporting periods beginning after December 15, 2017. The guidance may be adopted using a full retrospective approach or a modified cumulative effect approach. The Company adopted the guidance upon its effective date of January 1, 2018 using the modified retrospective method (i.e. applied prospectively effective January 1, 2018), which had no impact on the Company's opening retained earnings. Further, the Company determined that there was no material impact to the Company's recognition of revenue upon adoption of Topic 606.

**Note A**
**Summary of Significant Accounting Policies (Continued)**

Recent Accounting Development:

In February 2016, the FASB issued ASU 2016-02, "Leases – (Topic 842)" that requires for leases longer than one year, a lessee recognize in the statements of financial condition a right-of-use asset, representing the right to use the underlying asset for the lease term, and a lease liability, representing the liability to make lease payments. The Company adopted this standard on January 1, 2019 under a modified retrospective approach, however is evaluating the effects on the financial statements at the date of this report.

Concentration of Credit Risk Arising From Cash Deposits in Excess of Insured Limits:

The Company maintains cash balances at a financial institution that at times may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant risks on cash.

Accounts Receivable:

The Company extends credit to customers located primarily throughout North America based on the size of the customer, its payment history, and other factors. The Company generally does not require collateral to support customer receivables. The Company provides an allowance for doubtful accounts based upon a review of the outstanding accounts receivable, historical collection information and existing economic conditions. The Company determines if receivables are past due based on days outstanding, and amounts are written off when determined to be uncollectible by management. The maximum accounting loss from the credit risk associated with accounts receivable is the amount of the receivable recorded, which is the face amount of the receivable, net of the allowance for doubtful accounts.

Property and Equipment:

Property and equipment are stated at cost. Expenditures for maintenance and repairs are expensed currently, while renewals and betterments that materially extend the life of an asset are capitalized. The cost of assets sold, retired, or otherwise disposed of, and the related allowance for depreciation are eliminated from the accounts, and any resulting gain or loss is recognized.

Depreciation of property and equipment is computed using accelerated methods.

Revenue Recognition:

Revenues are recorded when: (i) a contract with a client has been identified, (ii) the performance obligation(s) in the contract have been identified, (iii) the transaction price has been determined, (iv) the transaction price has been allocated to each performance obligation in the contract, and (v) the Company has satisfied the applicable performance obligation. The expenses that are directly related to such transactions are recorded as incurred and presented within operating expenses. Revenues associated with the reimbursement of such expenses are recorded when the Company is contractually entitled to reimbursement and presented within other income.

**Note A**
**Summary of Significant Accounting Policies (Continued)**

The Company provides financial advisory and transaction related services to its customers. The benefits of the Company's services are generally transferred to the Company's customers over time as the customers simultaneously receive and consume the benefits as the Company performs the service. The Company's contracts are usually cancellable by either party at any time and the considerations typically include retainer fees and success fees. Retainer fees are generally fixed and charged on a month-to-month basis, recognized over the month in which the advisory services are performed. However, success fees are variable and subject to constraints, and are typically not recognized until there is a transaction completion date, due to the uncertainty associated with those events.

Discretionary Payments to Partners:

Payments to equity and income partners that are intended as compensation for services rendered are accounted for as Company expenses rather than as allocations of Company net income. Payments to the member that are intended as payments on capital accounts are not accounted for as expenses of the Company, but as a reduction in equity.

During the year ended December 31, 2018, discretionary payments to partners totaling $4,595,029 were recorded as compensation expense, of which $4,395,029 was unpaid at December 31, 2018 and is included in discretionary bonuses and profit sharing payable on the Company's statement of financial condition.

Income Taxes:

The Company is a Limited Liability Company. All income and losses are passed through to the member to be included on the respective income tax return. Accordingly, no provision for federal and state income taxes has been provided for in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. The Company has evaluated each of its tax positions, including its status as a pass-through entity, and has determined that no provision or liability for income taxes is necessary.

Fair Value of Financial Instruments:

The Company's financial instruments, including cash, accounts receivable, prepaid expenses and accounts payable and accrued expenses, are carried at cost, which approximates their fair value because of the short term nature of these assets and liabilities.

**Note B**
**Net Capital**

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that minimum net capital, as defined, shall not be less than the greater of 6 2/3% of aggregate indebtedness, as defined, or $5,000, and the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $6,141,494, which was $5,767,968 in excess of its required net capital of $373,526. The Company's ratio of aggregate indebtedness to net capital was 0.91 to 1.

**Note C**
**Exemption from Rule 15c3-3**

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is not required to maintain a reserve account for the exclusive benefit of customers.

**Note D**
**Commitments**

Operating Lease:

The Company leases office space under a noncancelable operating lease agreement that provides for escalating rent payments. Rent expense totaled $135,897 for the year ended December 31, 2018.

The Company's lease was scheduled to expire on December 31, 2018. In August 2018, the Company amended the lease agreement. The amended lease agreement begins January 1, 2019 and provides for escalating rent payments expiring in June 2022. The future minimum payments under the amended lease agreement are approximately $646,426.

**Note E**
**Employee Retirement Plans**

The Company sponsors an employee retirement plan known as the Genesis Capital, LLC 401(k) Plan (the "Plan"). Under the Plan, employees may contribute up to the maximum contributions as set periodically by the Internal Revenue Service. The Company makes a special safe harbor contribution equal to 3% of the employee's compensation. Additionally, the Company may make a discretionary contribution to the Plan. The employer contributions vest immediately. Participant contributions are always 100% vested.

The Company made safe harbor contributions for the year ended December 31, 2018 of $18,072. Discretionary profit-sharing contributions payable as of December 31, 2018 is $106,455.

**Note F**
**Related Party Transactions**

During the year ended December 31, 2017, the Company loaned $51,000 to a related party through common ownership, of which $50,000 was repaid during the year ended December 31, 2018.

During the year ended December 31, 2018, the Company loaned $100,000 to the same related party. There is no defined maturity date nor an interest rate associated with the loaned amount. The amount due of $101,000 is included on the Company's statement of financial condition at December 31, 2018.

During the year ended December 31, 2018, the Company's member took a minority ownership stake in a customer of the Company. The Company had revenue from the customer totaling $433,020 during the year ended December 31, 2018.

**Note G**
**Concentrations**

Significant Customers:

A significant customer is defined as one from whom at least 10% of annual revenue is derived. The Company had revenue from three customers totaling $5,515,000, which comprised approximately 70% of revenues for the year ended December 31, 2018. There were no amounts outstanding from these customers at December 31, 2018.

**Note H**
**Subsequent Events**

The Company evaluated subsequent events through January 31, 2019, when these financial statements were available to be issued. The Company is not aware of any significant events that occurred subsequent to the balance sheet date but prior to the filing of this report that would have a material impact on the financial statements.

<u>SUPPLEMENTARY INFORMATION</u>

GENESIS CAPITAL, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2018

COMPUTATION OF NET CAPITAL
Total member's equity $ 850,000

Add:
Other allowable credits 5,571,887

Nonallowable assets
Accounts receivable 52,760
Prepaid expenses 117,958
Due from related party 101,000
Other assets 8,675

Total nonallowable assets 280,393

NET CAPITAL $ 6,141,494

COMPUTATION OF NET CAPITAL REQUIREMENT:
Aggregate indebtedness $ 5,602,884

Computation of basic net capital requirement
Minimum net capital required (the greater of $5,000 or 6 2/3% of
aggregate indebtedness) $ 373,526

Capital in excess of minimum requirements $ 5,767,968

Ratio of aggregate indebtedness to net capital 0.91

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2018.

See report of independent registered public accounting firm and notes to the financial statements

GENESIS CAPITAL, LLC

## COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
## UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
## AS OF DECEMBER 31, 2018

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

## INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
## UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
## AS OF DECEMBER 31, 2018

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

See report of independent registered public accounting firm and notes to the financial statements

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Genesis Capital, LLC

We have reviewed management's statements, included in the accompanying exemption letter, in which (1) Genesis Capital, LLC ("the Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (exemption provisions) and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

*Aprio, LLP*

Atlanta, GA

January 31, 2019

# GENESIS CAPITAL, LLC EXEMPTION REPORT

Genesis Capital, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by Rule 17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) During the fiscal year ended December 31, 2018, the Company claimed an exemption from provision (k)(2)(i) of Rule 15c3-3.

(2) The Company met the identified exemption provision in Rule15c3-3(k) throughout the most recent fiscal year without exception.

---

Genesis Capital, LLC

I affirm that to my best knowledge and belief, this Exemption Report is true and correct.



Jonathan D. Goldman
Managing Partner and CEO



Jeremy A. Ellis
Managing Director

**GENESIS CAPITAL, LLC**

**AGREED-UPON PROCEDURES REPORT RELATED
TO THE SIPC GENERAL ASSESSMENT RECONCILIATION**

**DECEMBER 31, 2018**

GENESIS CAPITAL, LLC

TABLE OF CONTENTS

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Member of Genesis Capital, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by Genesis Capital, LLC and the SIPC, solely to assist you and SIPC in evaluating Genesis Capital, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2018. Genesis Capital, LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below, either for the purpose for which this report has been requested, or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noted below, noting no differences;

| Payee | Date | Amount |
|-------|------|-------:|
| Securities Investor Protection Corp. | August 6, 2018 | $    6,510 |
| Securities Investor Protection Corp. | January 17, 2019 | 5,469 |
| Total | | $    11,979 |

2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;

3. Read the Form SIPC-7, noting no adjustments made;

4.  Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, noting no adjustments and no differences; and

5.  Read the current assessment, noting there was no overpayment applied.

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Genesis Capital, LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Genesis Capital, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.


Very truly yours,



Aprio, LLP
Atlanta, Georgia

January 31, 2019

GENESIS CAPITAL, LLC
SCHEDULE OF ASSESSMENT AND PAYMENTS
GENERAL ASSESSMENT RECONCILIATION (FORM SIPC-7)
FOR THE YEAR ENDED DECEMBER 31, 2018

| | |
|---|---|
| Revenues per Form X-17A-5 | $ 7,986,051 |
| Revenues per Form SIPC-7 | 7,986,051 |
| Difference | $ - |
| | |
| Assessment payments per Form X-17A-5 | $ 11,979 |
| Assessment payments made during 2018 and 2019 | 11,979 |
| Remaining amount due | $ - |

See Agreed-Upon Procedures Report